Filed Pursuant to Rule 424(b)(3) and (c)
Registration No. 333-162274
333-162274-01
333-162274-02
333-162274-03
333-162274-04
333-162274-05
333-162274-06
333-162274-07
333-162274-08
333-162274-09
333-162274-10
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 23, 2009
GRAPHIC PACKAGING INTERNATIONAL, INC.
(as Issuer)
GRAPHIC PACKAGING HOLDING COMPANY
GRAPHIC PACKAGING CORPORATION
(as Parent Guarantors)
Notice Regarding Offer to Exchange
November 17, 2009
Dear Current Note Holders:
You recently received a prospectus dated October 23, 2009, from Graphic Packaging International, Inc. (the “Company”) regarding the offer to exchange the Company’s newly-issued, registered 9.50% Senior Notes due 2017 (the “New Notes”) for all of the outstanding unregistered 9.50% Senior Notes due 2017 of the Company (the “Old Notes”). The terms of the New Notes will be substantially identical to the terms of the Old Notes, except that the New Notes will be registered under the Securities Act of 1933, as amended, and will generally not be subject to transfer restrictions or registration rights. The exchange offer is scheduled to expire at 5:00 p.m., New York City time, on November 20, 2009 (the “Expiration Date”).
In connection with the exchange offer, you should have received a mailing from U.S. Bank National Association (the “Exchange Agent”) with materials to use for accepting the Company’s exchange offer, including a Letter of Transmittal and Notice of Guaranteed Delivery. If you have not received those materials, please contact the Exchange Agent by telephone at (800) 934-6802. It is important that you submit these materials to the Exchange Agent by 5:00 p.m., New York City time, on the Expiration Date. If you do not accept the Company’s exchange offer by the Expiration Date, you will continue to hold unregistered Old Notes that are subject to transfer restrictions.
If you desire to accept the exchange offer and time will not permit a Letter of Transmittal or your Old Notes to reach the Exchange Agent before 5:00 p.m., New York City time, on the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent receives from an eligible guarantor institution, on or before 5:00 p.m., New York City time, on the Expiration Date, a validly completed and executed Notice of Guaranteed Delivery, substantially in the form accompanying the prospectus, that: (a) sets forth the name and address of the tendering note holder and the amount of the Old Notes being tendered; and (b) states that the tender is being made thereby; and (c) guarantees that within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the Old Notes, in proper form for transfer or confirmation of book-entry transfer, as the case may be, will be delivered by the eligible guarantor institution together with a properly completed and duly executed Letter of Transmittal and any other required documents. Copies of the Notice of Guaranteed Delivery which may be used by eligible guarantor institutions for the purposes described in this paragraph were delivered to you along with the prospectus and Letter of Transmittal.
Delivery of the Notice of Guaranteed Delivery must be made to the Exchange Agent by facsimile transmission to (651) 495-8158, or by mail or hand delivery to U.S. Bank National Association, 60 Livingston Avenue, Mail Station — EP-MN-WS2N, St. Paul, MN 55107-2292. Delivery of the Notice of Guaranteed Delivery to an address other than as set forth above or transmission via a facsimile number other than as set forth above will not constitute a valid delivery.
If you have any questions about the exchange offer, please call the Exchange Agent. Thank you for your attention to this matter.
Graphic Packaging International, Inc.

Where You Can Find More Information:
The Company has filed a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the “SEC”). The Company has mailed and you, as a holder of the Company’s Old Notes, should already have received the prospectus, Letter of Transmittal and accompanying documents. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.
You may read and copy any reports, statements or other information on file at the SEC’s public reference facility located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information regarding its public facilities. SEC filings of the Company and Graphic Packaging Holding Company are available to the public from commercial document retrieval services and also available at the Internet website maintained by the SEC at http://www.sec.gov. You may also obtain additional copies of the prospectus, Letter of Transmittal and related documents by contacting the Exchange Agent by telephone at (800) 934-6802 or by mail to 60 Livingston Avenue, Mail Station — EP-MN-WS2N, St. Paul, MN 55107-2292. This letter to note holders does not constitute an offer to sell these securities, or an offer to buy these securities, in any state where the offer or sale is not permitted.
Forward-Looking Statements:
This letter may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements, including but not limited to, statements regarding the exchange offer, are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s present expectations. These risks and uncertainties include, but are not limited to, uncertainties relating to the completion of the exchange offer, the Company’s substantial amount of debt, inflation of and volatility in raw material and energy costs, volatility in the credit and securities markets, cutbacks in consumer spending that could affect demand for the Company’s products or actions taken by our customers in response to the difficult economic environment, continuing pressure for lower cost products, the Company’s ability to implement its business strategies, including productivity initiatives and cost reduction plans, currency movements and other risks of conducting business internationally, and the impact of regulatory and litigation matters, including those that impact the Company’s ability to protect and use its intellectual property. Undue reliance should not be placed on such forward-looking statements, as such statements speak only as of the date on which they are made and the Company undertakes no obligation to update such statements. Additional information regarding these and other risks is contained in SEC filings made by the Company and Graphic Packaging Holding Company.